Filed by Gardner Denver Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Gardner Denver Holdings, Inc.
SEC File No.: 001-38095
Date: July 16, 2019

   Ingersoll Rand and Gardner Denver: Creating a Global LeaderIngersoll Rand Industrial Town Hall

 Your Questions  Vision for the New Ingersoll Rand  A Transformational Opportunity      3  2  1  OUR AGENDA  2  July 12 Joint Town Hall

 Today’s Speakers  CEO, Gardner Denver  VICENTE REYNAL  Chairman and CEO, Ingersoll Rand  Vice President,Corporate Communications, Ingersoll Rand  CARRIE RUDDY        MIKE LAMACH  3

 IndustrialCo: Combining Two Complementary Premium Industrial Companies   4  Strong operating platforms   Great talent; commitment to culture and expanded opportunities for employees   Greater opportunities to compete in markets like food and beverage, transport, medical, waste water   Similar strategic priorities and values  Complementary portfolios create a strong combined product and aftermarket portfolios  Compelling Strategic Benefits

Gardner Denver's Business Overview

KEY FINANCIAL METRICS (FY2018A)[1]

Revenue	~$2.7B
Adj. EBITDA	~$0.7B
Adj. EBITDA Margin	~25.3%

GEOGRAPHIC MIX[2]



52%
Americas
34%
EMEA
14%
APAC
FY 2018

REVENUE MIX[2]



61%
Original Equipment
39%
Aftermarket
FY 2018

BUSINESS HIGHLIGHTS

75% GDP+ Growth

INDUSTRIALS
(Air compressors, vacuums, blowers and fluid products)

Gardner Denver
CompAir
Elmo Rietschle
ROBUSCHI



MEDICAL
(Gas pumps, liquid pumps and liquid handling solutions)

THOMAS
TRICONTINENT
WELCH



ENERGY MID/DOWNSTREAM

NASH
Garo
EMCO WHEATON



25% Intensity

ENERGY UPSTREAM

Gardner Denver



[1] Presented on an as-reported 2018A basis. [2] Percentage of revenue.

Gardner Denver

Ingersoll Rand

5

 Expand Margins    Accelerate Growth    Allocate Capital Effectively    Deploy Talent    6  Four Strategic Priorities Will Drive Success of New Ingersoll Rand

Fostering Employee Engagement and Ownership Mentality

COMMITMENT TO INSPIRING EMPLOYEES

- **+570 bps improvement in goals** tied to engagement
- **+340 bps increase in employee engagement**
- **Signed the CEO Action for Diversity & Inclusion™ pledge** – largest CEO-driven commitment for diversity and inclusion in the workplace

CEO ACT!ON FOR DIVERSITY & INCLUSION

OWNERSHIP HAS FOSTERED AN ENTREPRENEURIAL CULTURE AT GARDNER DENVER

- At Gardner Denver's IPO, **awarded equity to all employees** equal to 40% of the annual base salary (excluding LTI participants)
- Employees describe Gardner Denver culture as **"160 Year Old Start Up"**

Intend to grant equity to all employees in the combined company (excluding LTI participants)
Totaling ~$150M


NEW YORK STOCK EXCHANGE


GDI
LISTED


Gardner Denver
NEW SHAREHOLDERS FROM BRAZIL
GDI LISTED NYSE

Gardner Denver
Ingersoll Rand Inspiring Progress
7

 GDX Provides a Strong Platform to Drive Profit and Growth  8  Revenue ($M)  Adj EBITDA ($M) & Adj EBITDA margin %  Free Cash Flow ($M)  $682 / 25.3%    8% CAGR    Up 560 bps    Up $291M since 2015

 Shared Vision and Values  9  Our VisionA world of sustainable progress and enduring results.  Our Values  Our VisionWe will be the industry’s first choice for innovative and mission-critical flow control and compression products, services and solutions through an intense customer focus and disciplined performance culture.  TRUST: The Foundation of Our Shared Values for the New Ingersoll Rand  Bias for Action  Steadfast Integrity  Customer Focus  Global Teamwork  Creative Thinking  Our Values  Courage  Integrity  Respect  Teamwork  Innovation

Global Leader in Mission-Critical Flow Creation and Industrial Products

- ✓ Provides Greater Scale and Reach through Leading Brands and Market Position
- ✓ Enhances End Market Balance and Diversity *(Upstream energy reduced from ~25% to ~10% of revenue)*
- ✓ Broadens Portfolio of Technologies and Solutions
- ✓ Strong Recurring Service and Aftermarket Platform of ~$2.5B *(~40% of combined revenue)*
- ✓ World-Class Operating Platform Fueled by a Talented Global Workforce
- ✓ Compelling Value Creation through $250M of Expected Cost Synergies with Incremental Revenue Growth Opportunities

	Gardner Denver	IR Industrial Segment	New Ingersoll Rand[2]
2019E Revenue	~$2.7B	~$3.8B	**~$6.6B**
2019E Adj. EBITDA	~$0.7B	~$0.7B	**~$1.6B[3]** *(With Synergies)* **~$1.4B** *(Without Synergies)*
2019E Adj. EBITDA Margin	*~25%*	*~18%*	***~25%[3]*** *(With Synergies)* ***~21%*** *(Without Synergies)*
Capital Intensity *(Capital Expenditure / LTM Revenue)*	*~2%*	*~2%*	***~2%***

Gardner Denver

[1] Ingersoll Rand Industrial Segment pro forma including Precision Flow Systems acquisition. [2] Pro forma may not sum due to rounding. [3] EBITDA is pro forma for anticipated cost synergies of ~$250M that we expect to realize by the end of year 3 after closing. We expect to incur ~$450M of expense in connection with both achieving these cost synergies (~$350M) and the associated separation (~$100M).

Ingersoll Rand
10

Fostering a unique ownership culture    Driving growth and value creation    Creating a new global leader    Building The New Ingersoll Rand Together  11  Organizational Overview  Ingersoll Rand name and ticker (NYSE: IR)  Global HQ in Davidson, NC  Vicente Reynal (CEO) – Pete Stavros (Chairman) Business-level leadership to be identified over next several months  Business-level P&L focus and accountability  Combined 300+ years of history

 Expiration of HSR Waiting PeriodJune 29, 2019    Expected Closing1Q 2020           12  We are here  Road to Closing    Gardner Denver and Ingersoll Rand AnnouncementApril 30, 2019    Integration planning  Closed Acquisition of Precision Flow SystemsMay 16, 2019    Shareholder VoteTBD        PFS

 TRUST. ENGAGE. CREATE.

       To ask a question …      VIA WEBCAST  VIA EMAIL    Enter your question in the Ask a Question section on the lower left of the webcastClick Send  Corporate.Communications@irco.com              Your Questions

 Closing Thoughts  DELIVER GREAT BUSINESS PERFORMANCE  WORK (AND PLAY) SAFE  ENGAGE IN THE CHANGE, PREPARE FOR OPPORTUNITIES AHEAD  15

 Forward-Looking Statements   16  FORWARD-LOOKING STATEMENTSThis communication contains “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Ingersoll-Rand plc (“Ingersoll-Rand”) and Gardner Denver Holdings, Inc. (“Gardner Denver”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.These forward-looking statements are based on Gardner Denver’s and Ingersoll Rand’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the Gardner Denver’s and Ingersoll Rand’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Gardner Denver may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Ingersoll-Rand or Gardner Denver, or at all, (3) unexpected costs, charges or expenses resulting from the proposed transaction, (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Gardner Denver and Ingersoll-Rand U.S. Holdco Inc. (“Ingersoll Rand Industrial”), or at all, (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company and Ingersoll Rand achieving revenue and cost synergies; (8) inability of the combined company and Ingersoll-Rand to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14)  Ingersoll Rand obtaining approval of its shareholders to change its name and (15) other risk factors detailed from time to time in Ingersoll-Rand’s and Gardner Denver’s reports filed with the SEC, including Ingersoll-Rand’s and Gardner Denver’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.Any forward-looking statements speak only as of the date of this communication. Neither Ingersoll-Rand nor Gardner Denver undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

 Important Additional Information and Where to Find it  17  IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND ITIn connection with the proposed transaction, Gardner Denver and Ingersoll Rand Industrial will file registration statements with the SEC registering shares of Gardner Denver common stock and Ingersoll Rand Industrial common stock in connection with the proposed transaction. Gardner Denver will also file a proxy statement, which will be sent to the Gardner Denver shareholders in connection with their vote required in connection with the proposed transaction. If the transaction is effected in whole or in part via an exchange offer, Ingersoll-Rand will also file with the SEC a Schedule TO with respect thereto. Ingersoll-Rand shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Gardner Denver stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Gardner Denver, Ingersoll Rand Industrial and the proposed transaction. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they become available) can be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) will also be available free of charge on Ingersoll Rand’s website at http://ir.ingersollrand.com or on Gardner Denver’s website at https://investors.gardnerdenver.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Gardner Denver in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.NO OFFER OR SOLICITATIONThis communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.This slide deck is not a solicitation of a proxy from any security holder of Gardner Denver. However, Ingersoll-Rand, Gardner Denver and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Gardner Denver in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ingersoll-Rand may be found in its Annual Report on Form 10-K filed with the SEC on February 12, 2019 and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019. Information about the directors and executive officers of Gardner Denver may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 26, 2019.